October 7, 2010

Michael W. Lamach
Chief Executive Officer
Ingersoll-Rand PLC
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin, Ireland

> **Re:** **Ingersoll-Rand PLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2008**
> **File No. 1-34400**

Dear Mr. Lamach:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. We note that drop-down menus on your, and/or subsidiary, websites allow persons located in Cuba, Iran, Sudan, and Syria to request information and/or service regarding your products. We note also that your Form 10-K does not include any information on contacts with Cuba, Iran, Sudan, or Syria, countries designated state sponsors of terrorism by the U.S. Department of State, and subject to U.S. economic sanctions and export controls. Please provide us with information regarding your contacts with Cuba, Iran, Sudan, and Syria since your letter to the staff dated November 14, 2008.

2. In this regard, we are aware of publicly available information relating to both the availability of your air compressors in Iran and the use of air compressors in the oil and gas industry and in nuclear plants. We note also that certain types of air compressors are included in the Commerce Control List maintained by the Bureau of Industry and Security of the U.S. Department of Commerce. Please tell us whether,

to the best of your knowledge, understanding, and belief, your air compressors, any associated products, equipment, components, technology, or services, or any other products or services you have provided, directly or indirectly, into Iran may be used in connection with the production of nuclear energy or have other military or proliferation uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, products or services you have provided, directly or indirectly, into Iran have been put to any such use, and discuss any such use of which you are aware.

3. We note the representation in the 2009 Sustainability Report available on your website that you are "having [your] foreign subsidiaries stop accepting orders for all products, components, and parts where the subsidiary's employees know such items would be destined for Iran." Please tell us whether this relates only to new orders, or also covers orders for parts or services, or any other contacts, under existing contracts or agreements. If it relates only to new orders, tell us when your obligations under existing contracts or agreements will end, and discuss the applicability of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 to your current and anticipated contacts with Iran. Please also discuss the policies and/or procedures you have in place to ensure that employees ascertain whether items would be destined for Iran.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Martin James
        Senior Assistant Staff Accountant
        Division of Corporation Finance